

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via E-mail
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park
Nanshan, Shenzhen, China 518057

> **Re: Mindray Medical International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33036**

Dear Mr. Lung:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Martin James

　　　　　　　　　　　　　　　　　Martin James
　　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant